UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                                UGI Corporation
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                                (Name of Issuer)


                   Common Stock, Par Value $(None) Per Share
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                         (Title of Class of Securities)


                                   902681105
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                                 (CUSIP Number)


     Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 4 Pages

                                 SCHEDULE 13G

CUSIP No. 902681105                                            Page 2 of 4 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Sasco Capital, Inc.
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      Fairfield, Connecticut
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                  5     Sole Voting Power
  Number of
   Shares               1,686,500
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             None
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        2,805,700
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        None
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      2,805,700
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      8.5%
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12    Type of Reporting Person*

      IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


                    INFORMATION REQUIRED FOR COMPLYING WITH
                                  SCHEDULE 13G

Item 1(a) Name of Issuer:

          The issuer of the securities to which this statement relates is UGI Corporation.

Item 1(b) Address of Issuer's Principal Executive Offices:

          460 North Gulph Road
          P.O. Box 858
          Valley Forge, PA 19482

Item 2(a) Name of Person Filing:

          Sasco Capital, Incorporated

Item 2(b) Address of Principal Business Office:

          10 Sasco Hill Road
          Fairfield, CT 06430

Item 2(c) Citizenship:

          Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d) Title of Class of Securities:

          Common stock, par value $(None) per share

Item 2(e) CUSIP Number:

          902681105

Item 3 This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

          Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4    Ownership:

          The 2,805,700 acquired by Sasco Capital, Inc. constitute 8.5% of the outstanding shares of UGI Corporation. Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 2,805,700 and has the sole power to vote 1,686,500 shares. Sasco Capital, Inc. has no shared powers with regards to any other shares of UGI Corporation.

                                                               Page 4 of 4 Pages


Item 5    Ownership of 5% or less of a Class

          Not applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8    Identification and Classification of Members of the Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

Item 10   Certification.

          By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Daniel L. Leary
                                        ------------------------------
                                        Daniel L. Leary
                                        Secretary
                                        January 30, 1997